Exhibit No. 21.1

GEOS COMMUNICATIONS, INC.

List of Subsidiaries

100% Owned Subsidiaries:

Geos Communications (DE), Inc.	Delaware corporation

Geos Communications IP Holdings, Inc.	Delaware corporation

Shoot It!, Inc.	Delaware corporation

D Mobile, Inc.	Delaware corporation

SuperCaller Community, Inc.	Delaware corporation